                                                                    Exhibit 99.1

                              FOR IMMEDIATE RELEASE




ROWECOM CONTACT            INVESTOR CONTACT                   MEDIA CONTACT

Dean Ridlon                Gene Marbach                       Amy Rinaldi
RoweCom Inc.               Makovsky & Co.                     Makovsky & Co.
(617) 588-2849             (212) 508-9645                     (212) 508-9697
dridlon@rowe.com           emarbach@makovsky.com              arinaldi@makovsky.com


                      ROWECOM REPORTS CONTINUED REVENUE AND
                      GROSS MARGIN GROWTH IN THIRD QUARTER

                    OPERATING EXPENSES REDUCED SIGNIFICANTLY;
                           CASH POSITIVE GOAL FOR 2001

         CAMBRIDGE, MASS. - OCTOBER 26, 2000 - RoweCom Inc. (Nasdaq: ROWE), the leader in empowering knowledge-based communities to work smarter, today reported financial results for the three and nine months ended September 30, 2000.

         Third quarter revenues were $41.2 million, an increase of more than $2 million from the second quarter of 2000 and greater than four times revenues for the third quarter of 1999. Were it not for the continued strengthening of the U.S. dollar, RoweCom's revenues would have been over $43 million for the quarter.

         Gross profits increased to $4.3 million or 10.4% of revenues, nearly eight times the gross profits for the same period a year ago. Over the past twelve months RoweCom has nearly doubled its gross margin from 5.8% to 10.4%.

         RoweCom is beginning to see major increases in productivity allowing for reductions in system redundancies that resulted from the acquisitions completed last year. As a result, total departmental expenses declined by more than $1 million from the second quarter to $14.1 million for the third quarter of 2000. The company expects to achieve additional reductions through further integration of its systems.

         Earnings before interest, taxes, depreciation and amortization (EBITDA) showed a loss of $9.8 million or $0.79 per share, an improvement of 23% over the $1.03 per share loss in the second quarter. Net loss for the third quarter was $14.6 million, or $1.17 per share, a 32% improvement over the second quarter loss of $1.71 per share. Approximately $.08 per share of non-operating expenses during the third quarter was non-cash primarily due to the amortization of warrants issued with debentures.

                                     -more-

         "This quarter's results are evidence of our continuing success in implementing a strategy intended to enable RoweCom to become cash positive in 2001," said Dr. Richard Rowe, RoweCom's president and CEO. "We are ahead of schedule in taking advantage of economies of scale inherent in our increased size which resulted from several acquisitions successfully completed in 1999."

         During the third quarter, more than 130 new institutions joined RoweCom's ever-expanding client roster. This was nearly double the number of new clients in the second quarter. These new clients include British Airways and Bank Societe Generale. British Airways is in the process of installing its own company kStore as the preferred supplier for all periodicals, journals, newsletters, magazines, books and research reports ordered by British Airways in the United Kingdom. RoweCom has assumed responsibility for managing subscriptions at Societe Generale's headquarters, branch offices and affiliates.

         Acceptance of RoweCom's e-commerce platform continues to expand worldwide. In the United States, approximately 83% of RoweCom's client base, as measured by revenue, now has access to the e-commerce platform. In Europe, adoption of the e-commerce model is happening much more rapidly than originally anticipated. Through the end of September, approximately 30% of RoweCom's client base in the United Kingdom and France, measured by revenue, has adopted the model with nearly 50 additional clients per week coming online - double the rate from last quarter.

         Ian Best who has led these conversion efforts, has been named chief technology officer. Mr. Best brings over 25 years experience in the development and implementation of information systems for global customer focused organizations. He replaces Walter Crosby who has left the company to pursue other opportunities. Mr. Best managed the development of Dawson's business systems and has effectively led the transition of the former Dawson U.S. and European information technology systems into the RoweCom business environment. Prior to being named chief technical officer, Mr. Best has served as RoweCom's chief information officer.

         RoweCom announced two significant new partnerships during the quarter. Through a partnership with American Express, a customized, co-branded kStore is being offered to all American Express Corporate Purchasing Card clients. This agreement gives RoweCom access to 600 tier one accounts. An agreement with AsiaSmart marks a significant entry into the Asian marketplace by offering RoweCom's extensive catalog to 100,000 subscribers.

         Revenues for the nine months ended September 30, 2000 increased to $131.9 million compared with revenues of $13.2 million for the nine months ended September 30, 1999, reflecting the acquisitions completed during 1999. Gross profits increased to $12.8 million, or 9.7% of revenues, compared to $834,000, or 6.3% of revenues recorded during the same period a year ago.

                                     -more-

         The nine months ended September 30, 2000, produced operating losses of $39.5 million compared to operating losses of $15.1 million in the first nine months of 1999. While RoweCom generates approximately 70% of its revenue in the fourth quarter, operating expenses are incurred evenly over the course of the year. Net loss for the nine-month period was $48.7 million, or $4.30 per share, compared to a net loss of $13.5 million, or $1.47 per share in the first nine months of 1999.

         "We have made a conscious decision to shift our emphasis toward generating positive cash flow," commented Paul Burmeister, RoweCom's chief financial officer. "As a result, our top line is projected to grow at a slower rate than earlier projected in order for us to become cash flow positive in 2001 as we continue to build the company. For the full year of 2000, we expect to generate gross revenues of approximately $430 million. Expectations for gross revenues for the year would have been approximately $454 million were it not for the effects of the strong U.S. dollar."

         "We currently expect to generate gross revenues of approximately $540 million in 2001," continued Mr. Burmeister. "With the changes we have made to our pricing structure and focus on higher margin business, we expect gross margin to be approximately 9% for 2001. Our target for next year is to maintain operating expenses less than 9% of the full year's revenue.

         "We are committed to achieving our gross margin and operating targets in a manner that will generate positive cash for the company in 2001," said Mr. Burmeister.

         Investors wishing to listen to RoweCom's third quarter conference call may access the call on the investor relations' section of the company's Web site located at www.rowe.com. The call will begin at 4:30 p.m. EDT on Thursday, October 26 and requires Real Player 7.

ABOUT ROWECOM INC.
         A first mover in business-to-business e-commerce, RoweCom develops and operates global web-based solutions that enable knowledge-based communities to purchase, manage, and use comprehensive knowledge resources and e-content such as magazines, newspapers, journals, and books. With clients ranging from Fortune 1000 companies to academic libraries, RoweCom serves communities with intensive knowledge requirements and high-volume purchases. Faxon, a long-established leader in academic information services, joined RoweCom in October 1999 and continues to serve its clients by offering expanded Internet and e-commerce tools as well as new levels of control, convenience, and cost-savings. For more information, visit www.rowe.com.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS DISCUSSED IN THIS NEWS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS MADE UNDER THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ALL FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES. ROWECOM'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FOR A DISCUSSION OF THE FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE SEE "RISK FACTORS" IN ROWECOM'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION INCLUDING THE FORM S-3 FILED ON OCTOBER 5, 2000.

                                TABLES TO FOLLOW

                                  ROWECOM INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                (Dollars in thousands, except per share amounts)


                                                                       Three Months Ended
                                                                          September 30,

                                                                  2000                 1999
                                                            ------------------   -----------------

Revenues                                                             $ 41,241             $ 9,479
Cost of revenues                                                       36,946               8,930
                                                            ------------------   -----------------
        Gross profit                                                    4,295                 549

Operating expenses:
  Sales and marketing                                                   8,065               3,460
  Research and development                                              2,221                 773
  General and administrative                                            3,797               1,599
  Stock based compensation                                                 --                 656
                                                            ------------------   -----------------
     Total departmental expenses                                       14,083               6,488

        EBITDA                                                         (9,788)             (5,939)

  Depreciation                                                            826                 218
  Amortization of goodwill and intangibles                              2,020                 699
                                                            ------------------   -----------------

         Loss from operations                                         (12,634)             (6,856)

Interest and other income, net                                         (1,670)                605
                                                            ------------------   -----------------

         Loss before income taxes                                     (14,304)             (6,251)

Provision for income taxes                                                247                   7
                                                            ------------------   -----------------

        Net loss                                                    $ (14,551)           $ (6,258)
                                                            ==================   =================

Basic and diluted proforma net loss per share                          $(1.17)             $ (.62)

Basic and diluted historical net loss per share                        $(1.17)             $ (.62)

Proforma basic and diluted weighted average shares                     12,395              10,116
outstanding

Historical basic and diluted weighted average shares                   12,395              10,116
outstanding


                                                                        Nine Months Ended
                                                                          September 30,

                                                                  2000                 1999
                                                            -----------------    -----------------

Revenues                                                           $ 131,883              $13,159
Cost of revenues                                                     119,122               12,325
                                                            -----------------    -----------------
        Gross profit                                                  12,761                  834

Operating expenses:
  Sales and marketing                                                 26,080                7,944
  Research and development                                             7,434                2,512
  General and administrative                                          11,139                3,456
  Stock based compensation                                                --                  656
                                                            -----------------    -----------------
     Total departmental expenses                                      44,653               14,568

         EBITDA                                                      (31,892)             (13,734)

  Depreciation                                                         2,137                  426
  Amortization of goodwill and intangibles                             5,488                  903
                                                            -----------------    -----------------

        Loss from operations                                         (39,517)             (15,063)

Interest and other income, net                                        (4,393)               1,673

       Loss before income taxes                                      (43,910)             (13,390)

Provision for income taxes                                               716                   63

Loss before extraordinary item                                       (44,626)             (13,453)

Extraordinary loss                                                    (4,087)                  --

        Net loss                                                    $(48,713)            $(13,453)
                                                            =================    =================

Basic and diluted proforma loss per share                             $(4.30)              $(1.47)

Basic and diluted historical loss per share                           $(4.30)              $(1.74)

Proforma basic and diluted weighted average shares                    11,335                9,209
outstanding

Historical basic and diluted weighted average shares                  11,335                7,964
outstanding

                                  ROWECOM INC.
                           CONSOLIDATED BALANCE SHEETS
                                 (in thousands)


                                                                             AT SEPTEMBER 30,          AT DECEMBER 31,
                                                                                         2000                     1999
                                                                      ------------------------  -----------------------

ASSETS:
Current assets:
    Cash and cash equivalents                                           $              41,802       $           13,264
    Accounts receivable, net                                                           64,011                  137,512
    Other current assets                                                               13,674                   12,306
                                                                      ------------------------  -----------------------

        Total current assets                                                          119,487                  163,082


Property and equipment, net                                                            10,457                   10,787

Goodwill, net                                                                           5,342                    7,411
Intangible and other assets, net                                                       43,071                   34,328
                                                                      ------------------------  -----------------------

        Total assets                                                                  178,357                  215,608
                                                                      ========================  =======================

LIABILITIES AND STOCKHOLDERS' EQUITY :
Current liabilities:
    Accounts payable                                                                   27,908                   51,595
    Accrued expenses                                                                    6,115                    9,005
    Accrued compensation                                                                2,482                    2,511
    Customer advances                                                                  35,672                   20,095
    Deferred revenue                                                                   71,522                   11,187
    Loans payable                                                                       7,016                   61,060
                                                                      ------------------------  -----------------------
        Total current liabilities                                                     150,715                  155,453

Stockholders' equity :
    Common stock                                                                          124                      104
    Additional paid-in capital                                                        109,404                   89,907
    Treasury stock, at cost                                                               (53)                     (53)
    Accumulated deficit                                                               (78,051)                 (29,338)
    Accumulated other comprehensive loss                                               (3,782)                    (465)
                                                                      ------------------------  -----------------------
        Total stockholders' equity                                                     27,642                   60,155
                                                                      ------------------------  -----------------------

        Total liabilities and stockholders' equity                      $             178,357       $          215,608
                                                                      ========================  =======================

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